ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199"3600

WWW.ROPESGRAY.COM

Adam M. Schlichtmann 617-951-7114

617-235-7346 fax

adam.schlichtmann@ropesgray.com

April 22, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Variable Insurance Series Funds, Inc. (the "Company" or the "Registrant") (Registration Nos. 002-91369, 811-04041) Amendment Number 73 to the Company's Registration Statement (the "Registration Statement") on Form N-1A Filed on February 14, 2020, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act")

Ladies and Gentlemen:

This letter provides the Company's responses to comments on the above-referenced amendment to the Registration Statement of the Company that Ms. Jennifer Hardy of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") provided by telephone to Adam Schlichtmann on April 1, 2020. For convenience of reference, each of the comments is summarized before the Company's responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Company currently intends to make a filing under Rule 485(b) of the 1933 Act on or about April 28, 2020 containing its Prospectus and SAI that will be become automatically effective on or about May 1, 2020.

1.Please note that where a comment is made in one section of the registration statement such comment is applicable to all similar disclosures appearing elsewhere in the registration statement.

Response: The Company acknowledges the comment.

2.Significant market events have occurred since this post effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the portfolios' disclosure, including risk disclosure, should be revised based on how these events are affecting both equity and debt markets. If the registrant determines that no additional disclosure is warranted, please explain supplementally why not. Applies to all funds.

Response: In response to this comment, the Company intends to add disclosure as follows:

The Company intends to add disclosure under "Market Risk" in each "Principal Risks" section of the Prospectus as follows:

The Fund's investments are subject to changes in general economic conditions, and general market fluctuations and the risks inherent in investment in securities markets. Investment markets can be volatile and prices of investments can change substantially due to various factors including, but not limited to, economic growth or recession, changes in interest rates, changes in the actual or perceived creditworthiness of issuers, and general market liquidity. The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on the Fund and its investments.

The Company intends to add disclosure under "Market Risk" in the "Additional Information about Investment Objectives, Principal Strategies, and Risks – Additional Information About Risks" section of the Prospectus as follows:

Market prices of investments held by a Fund will go up or down, sometimes rapidly or unpredictably. A Fund's investments are subject to changes in general economic conditions, general market fluctuations and the risks inherent in investment in securities markets. Investment markets can be volatile, and prices of investments can change substantially due to various factors including, but not limited to, economic growth or recession, changes in interest rates, changes in actual or perceived creditworthiness of issuers and general market liquidity. Even if general economic conditions do not change, the value of an investment in a Fund could decline if the particular industries, sectors or companies in which the Fund invests do not perform well or are adversely affected by events. Further, legal, political, regulatory and tax changes also may cause fluctuations in markets and securities prices. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on a Fund and its investments.

An outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-

19)first detected in China in December 2019 has resulted in a global pandemic and major disruptions to economies and markets around the world, including the United States. Financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Governments and central banks, including the Federal Reserve in the United States, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time. In addition, the outbreak of COVID-19, and measures taken to mitigate its effects, could result in disruptions to the services provided to a Fund by its service providers.

The Company intends to add disclosure under the "Additional Investments and Risks" in the SAI as follows:

Market Turbulence Resulting from COVID-19. An outbreak of a respiratory disease caused by a novel coronavirus first detected in China in December 2019 has spread globally in a short period of time. In an organized attempt to contain and mitigate the effects of the spread of the coronavirus known as COVID-19, governments and businesses world-wide have taken aggressive measures, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations. COVID-19 has resulted in the disruption of and delays in the delivery of healthcare services and processes, the cancellation of organized events and educational institutions, the disruption of production and supply chains, a decline in consumer demand for certain goods and services, and general concern and uncertainty, all of which have contributed to increased volatility in global markets. The effects of COVID-19 will likely affect certain sectors and industries more dramatically than others, which may adversely affect the value of a Fund's investments in those sectors or industries. COVID-19, and other epidemics and pandemics that may arise in the future, could adversely affect the economies of many nations, the global economy, individual companies and capital markets in ways that cannot be foreseen at the present time. In addition, the impact of infectious diseases in developing or emerging market countries may be greater due to limited health care resources. Political, economic and social stresses caused by COVID-19 also may exacerbate other pre-existing political, social and economic risks in certain countries. The duration of COVID-19 and its effects cannot be determined at this time, but the effects could be present for an extended period of time.

3.Please provide all missing and bracketed information along with your response to the staff's comments on EDGAR no later than 5 business days prior to the effective date of the filing to give the staff adequate time to review the funds' responses. Please make sure the response shows the disclosure changes intended to be made in response to staff comments. This can be done either by including in your correspondence filing the pages of the registration statement with the revised disclosure or by clearly indicating the revisions to the disclosure in the letter.

Response: The Company acknowledges the comment.

4.Please make sure that you provide hyperlinks to all documents that are incorporated by reference pursuant to the FAST Act.

Response: The requested change will be made.

5.State Street U.S. Equity V.I.S. Fund:

a."The Fund is designed to produce a broadly diversified portfolio, and typically has characteristics similar to the S&P 500® Index, including average market capitalization and dividend yield potential." To avoid investor confusion that the fund is not an index fund, please delete or revise this sentence.

Response: The Fund will consider making this change in connection with a future annual update. The Fund is actively managed and notes that it includes the following disclosure under "Principal Risks – Management Risk:" "The Fund is actively managed. The Adviser's judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, commodity or investment strategy may prove to be incorrect, and may cause the Fund to incur losses. There can be no assurance that the Adviser's investment techniques and decisions will produce the desired results."

b."Through fundamental company research involving analyzing financial statements and other information about a company, SSGA Funds Management, Inc. ("SSGA FM" or the

"Adviser"), the investment adviser to the Fund, primary seeks to identify securities of large and medium sized companies (meaning companies with market capitalizations of $2 billion or more) with characteristics such as ...appropriate capital structures... ." Please provide detailed disclosure regarding the characteristics that the adviser looks for in determining which securities to buy and sell.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

c."The Fund also may invest up to 15% of its net assets (plus any borrowings for investment purposes) in foreign securities and up to 20% of its net assets (plus any borrowings for investment purposes) in debt securities." Please specify the type debt securities in which the fund may invest and add risk disclosure based on the debt securities identified. This comment applies to all funds with similar disclosure.

Response: The Fund will consider making this change in connection with a future annual update.

d.Please disclose that derivatives counted toward the fund's 80% policy will be valued on a mark to market basis. This disclosure can be in located in the Item 9 section of the prospects. This comment applies to all funds that count derivatives toward their 35d-1 investment policies.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a "35d-1 Policy"), a Fund may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract's notional value when it determines that notional value is an appropriate measure of the Fund's exposure to investments that are consistent with its 35d-1 Policy. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

e.The fund includes Technology Sector Risk in the summary risk disclosure. Please add corresponding principal investment strategy disclosure in Items 4 and 9 as done for other funds in the prospectus, or else delete the risk factor for this fund.

Response: The Fund will consider making this change in connection with a future annual update.

f.The fund includes Debt Securities Risk in the summary risk disclosure. In light of current market conditions, please update interest rate disclosure in this risk. This comment applies to all funds with Debt Securities Risk.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

g.The fund discloses Mid-Capitalization Securities Risk. Please add large capitalization securities risk (or something similar).

Response: The Fund will consider making this change in connection with a future annual update.

h.Under the heading Investment Adviser on page 5, please note that the portfolio managers are jointly responsible for the day-to-day management of the fund. This comment applies to the other funds in the prospectus.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

6.State Street S&P 500 Index V.I.S. Fund

a."The Fund invests at least 80% of its net assets in equity securities of companies contained in the Index. Please add "plus borrowings for investment purposes." This comment applies to all funds with 80% policies where not clarified.

Response: The Fund notes that the disclosure in the SAI under "Names Rule Policy" states that, "In addition to non-fundamental investment restriction 7 above, to the extent a Fund is subject to Rule 35d-1 under the 1940 Act, the Fund has an investment policy, described in the Fund's prospectus, to, under normal circumstances, invest at least 80% of its assets in the particular types of investments suggested by the Fund's name (a 'Name Policy'). 'Assets' for the purposes of a Name Policy are net assets plus the amount of any borrowings for investment purposes." Therefore, the Fund declines to make the requested change.

b.If fees and expenses of the fund's investment in underlying money market funds and other mutual funds exceed 1 bp, please reflect such fees and expenses in a separate line to the fee table. Otherwise, supplementally confirm that they are included in other expenses. This comment applies to all funds that invest in underlying funds.

Response: The Fund supplementally confirms that acquired fund fees and expenses did not exceed 1 basis point for the relevant time period.

c.Risk of Investment in Other Pools states "The Fund bears its proportionate share of the fees and expenses of any pool in which it invests." Please revise this disclosure to clarify that investors may pay higher expenses than those of other funds that don't invest in underlying funds or pools because expenses for investment in the fund also include the fees and expenses of the underlying funds or pools in which the fund invests.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

7.State Street Premier Growth Equity V.I.S. Fund

a."The Fund also may invest up to 25% of its total assets in foreign securities and up to 20% of its net assets (plus any borrowings for investment purposes) in debt securities." Please specify the type debt securities in which the fund may invest and add risk disclosure based on the debt securities identified.

Response: The Fund will consider making this change in connection with a future annual update.

b.To avoid investor confusion, rename Diversification Risk as "Limited Number of Issuers Risk" and instead of saying "of more diversified funds" say "of funds investing in a larger number of issuers."

Response: The Fund will consider making this change in connection with a future annual update.

c.Please add large capitalization securities risk (or something similar).

Response: The Fund will consider making this change in connection with a future annual update.

8.State Street Small-Cap Equity V.I.S. Fund

a."The Fund also may invest up to 20% of its net assets (plus any borrowings for investment purposes) in debt securities and up to 10% in below-investment-grade debt securities." Please specify the type debt securities in which the fund may invest and add risk disclosure based on the debt securities identified. Please also disclose that below investment grade debt securities are commonly referred to as junk bonds.

Response: The Fund will consider making this change in connection with a future annual update.

b.The fund discloses "Small-, Mid-, and Micro-Capitalization Securities Risk." Please delete references to mid cap.

Response: The Fund will consider making this change in connection with a future annual update.

c.If the allocation of fund assets among the subadvisers is based on the criteria identified in Asset Allocation Risk, please revise the Principal Investment Strategies to explain that.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

d.Because the fund may invest more than 10% of its net assets in debt securities that are below investment grade, please revise Debt Securities Risk to describe the risks of below investment grade securities.

Response: The Fund will consider making this change in connection with a future annual update.

9.State Street Income V.I.S. Fund

a."The Fund invests primarily in a variety of investment-grade debt securities, such as " ." We note the use of "such as." Please revise the Principal Investment Strategies to list all.

Response: The Fund will consider making this change in connection with a future annual update.

b.With respect to the following Item 4 disclosure, add detail in Item 9 specifying the factors or what parameters the adviser considers to determine attractive yield, attractive prices, and potential for capital appreciation.

"The SSGA Funds Management, Inc. ("SSGA FM" or the "Adviser"), the Fund's investment adviser, seeks to identify debt securities with characteristics such as:

-attractive yields and prices;

-the potential for capital appreciation; and/or -reasonable credit quality."

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

c.The following sentence, when read in conjunction with previous disclosure that the fund invests primarily in investment-grade debt securities may be confusing. If the fund intends to invest in different grades of securities, please identify the percentage for each grade similar to what was done for high yield bonds.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

d."The Fund may also invest in exchange-traded products ("ETPs") that provide exposure to such investments, including ETPs that pay fees to SSGA Funds Management, Inc. ("SSGA FM" or the "Adviser") and its affiliates for management, marketing or other services." Please clarify what these products are and whether ETFs are included.

Response: The Fund will consider making this change in connection with a future annual update.

e.The fund includes Debt Securities Risk in the summary risk disclosure. In light of current market conditions, please update interest rate disclosure in this risk. This comment applies to all funds with Debt Securities Risk.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

f.The fund includes Derivatives Risk in Item 4. Please add Item 9 risk disclosure regarding interest rate and credit default swaps. Disclose that when the fund purchases protection in a credit default swap, the fund will cover the full notional amount of the obligation.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

g.To the extent that the fund will invest in instruments that pay interest at floating rates based on LIBOR, please include risk disclosure on how the transition from LIBOR could affect the fund's investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include provisions that address how interest rates will be determined if LIBOR stops being published. If so, how will that affect the liquidity of those investments. Please also disclose, how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Fund will consider making this change in connection with a future annual update. The Fund notes that the SAI includes the following disclosure under "Market Disruption and Geopolitical Risk."

Many financial instruments use or may use a floating rate based on LIBOR, which is the offered rate for short-term Eurodollar deposits between major international banks. On July 27, 2017, the head of the UK's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. The elimination of LIBOR may adversely affect the interest rates on, and value of, certain investments for which the value is tied to LIBOR. Such investments may include bank loans, derivatives, floating rate securities, and other assets or liabilities tied to LIBOR. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve's Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing a Secured Overnight Funding Rate ("SOFR"), that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new rates. Questions around liquidity impacted by these rates, and how to appropriately adjust these rates at the time of transition, remain a concern for the Funds. The effect of any changes to, or discontinuation of, LIBOR on the Funds will vary depending, among other things, on (1) existing fallback or termination provisions in individual contracts and (2) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Funds until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

h.The fund discloses Non-U.S. Securities Risk in Item 4. Does the fund have significant investments in China? If so, please add China-specific risk disclosure.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

i.The fund discloses Risk of Investment in Other Pools. If this is a principal risk for this fund, please add corresponding strategy disclosure or delete the risk.

Response: The Fund notes that its Principal Investment Strategies includes the following disclosure, "The Fund may also invest in exchange-traded products ("ETPs") that provide exposure to such investments, including ETPs that pay fees to SSGA Funds Management, Inc. ("SSGA FM" or the "Adviser") and its affiliates for management, marketing or other services." Therefore, the Fund has determined not to make any changes at this time.

10.State Street Total Return V.I.S. Fund

a.The following disclosure is duplicative of disclosure in the first paragraph of the Principal Investment Strategies. Please delete the duplicative disclosure. "SSGA FM may gain exposure to the various sub-asset classes by investing directly in individual securities or through investment in ETFs managed by SSGA FM or its affiliates as well as those managed by unaffiliated investment managers."

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

b.The fund includes Debt Securities Risk in the summary risk disclosure. In light of current market conditions, please update interest rate disclosure in this risk. This comment applies to all funds with Debt Securities Risk.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

c.Please explain why equity risk is not one of the first risks identified in Item 4 in light of the fact that the largest portion of the fund's portfolio is allocated to equities. Please re- order to prioritize risks that are more likely to affect fund net assets, yield and total return.

Response: The Fund will revise the order of the risks to add Equity Investing Risk as the second risk.

d.The fund discloses Currency Hedging Risk in Item 4 but there is no corresponding Principal Investment Strategies disclosure. Please revise accordingly.

Response: The Fund will consider making this change in connection with a future annual update.

e.The fund discloses Emerging Markets Risk in Item 4. If the fund has significant investments in China, please add China-specific risk disclosure.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time. The Fund notes that as of December 31, 2019, approximately 1.17% of the Fund's assets were invested in China.

f.With respect to Non-US Securities Risk, please add Item 9 disclosure specifically regarding all relevant forms of depositary receipts (e.g., ADRs, GDRs, etc.)

Response: The Fund will consider making this change in connection with a future annual update.

g.The fund discloses REIT Risk in Item 4. If there is any subprime risk, please add that to the disclosure.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

11.State Street Real Estate Securities V.I.S. Fund

a.Please provide additional Item 4 disclosure regarding how the fund selects investments within the real estate industry.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

b."The Fund also may invest to a lesser extent in equity securities and debt securities of issuers outside the real estate industry." Please clarify the amount meant by "to a lesser extent" and clarify whether it is part of the Principal Investment Strategies. If not, please remove it.

Response: The Fund notes that its Principal Investment Strategies state that the Fund will invest "at least 80% of its net assets (plus any borrowings for investment purposes) under normal circumstances in equity securities, such as common and preferred stocks, and debt securities of U.S. issuers that are principally engaged in or related to the real estate industry, including those that own significant real estate assets." Under normal circumstances, the Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) outside the real estate industry.

c.The fund has a policy to concentrate in real estate industry. Please add item 4 and 9 disclosure regarding the fund's concentration in the real estate industry.

Response: The Fund notes that under Principal Investment Strategies it states that, "The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) under normal circumstances in equity securities, such as common and preferred stocks, and debt securities of U.S. issuers that are principally engaged in or related to the real estate industry, including those that own significant real estate assets." Therefore, the Fund declines to make any changes in response to this comment.

d.Debt Securities Risk is the second principal risk and there is no equity risk disclosed. Please consider and revise as appropriate.

Response: The Fund will revise the order of the risks to add Equity Investing Risk as the second risk.

e.The fund discloses REIT Risk in Item 4. If there is any subprime risk, please add that to the disclosure.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

12.Under the heading "Additional Information About Investment Objectives, Principal Strategies and Risks," please add additional information to provide more fulsome strategy disclosure especially with respect to the first two funds listed, State Street U.S. Equity V.I.S. Fund and State Street S&P 500 Index V.I.S. Fund.

Response: The Funds have reviewed their disclosure and determined not to make any changes at this time.

13.Comments in Item 4 disclosure also apply to Item 9 disclosure. Response: The Company acknowledges the comment.

14.Please provide more detailed information of the adviser's process used to determine which securities to buy and sell as this disclosure includes jargon and vague terms to discuss the adviser's process. This comment applies to the strategy disclosure for all funds other than State Street S&P 500 Index V.I.S. Fund.

Response: The Funds have reviewed their disclosure and determined not to make any changes at this time.

15."The Fund may also invest in repurchase agreements, reverse repurchase agreements, when- issued and delayed delivery securities, and may hold securities that are restricted as to resale. The Fund may invest in other investment companies, including ETFs, to the extent permitted by applicable law (including those advised by the Adviser). The Fund also may lend its securities." Please clarify whether this is part of the principal investment strategy and, if not, please identify it as non-principal. If principal, please ensure in Item 4 Principal Investment Strategies and risk disclosure.

Response: The Funds have reviewed their disclosure and determined not to make any changes at this time.

16.State Street S&P 500 Index V.I.S. Fund does not disclose an exception to its concentration policy that the fund will be concentrated to the extent the index will be concentrated. Please revise or explain.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

17.State Street S&P 500 Index V.I.S. Fund. "The notional value of the Fund's investments in derivatives or other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to investments in the Index may be counted toward satisfaction of this 80% policy." We do not believe this sentence is consistent with Rule 35d-1. Rule 35d-1 is an asset-based test and derivatives must be valued at market value to be counted toward the name policy.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a "35d-1 Policy"), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract's notional value when it determines that notional value is an appropriate measure of the Fund's exposure to investments that are consistent with its 35d-1 Policy. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

18.State Street S&P 500 Index V.I.S. Fund. "In addition, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser)." If this is not a principal strategy or investment, please so indicate.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

19.State Street Premier Growth Equity V.I.S. Fund. "The Adviser may also use various types of derivative instruments (such as futures contracts, options and forward contracts) to gain or hedge exposure to certain types of securities as an alternative to investing directly in or selling such securities." We note the use of the phrase "such as." Please specify the derivatives in which the fund may invest.

Response: The Fund will consider making this change in connection with a future annual update.

20.State Street Small-Cap Equity V.I.S. Fund. In the paragraph that begins "The Fund uses a multi sub-adviser investment strategy that combines... ." please provide more detail regarding this strategy, how much is allocated to each subadviser etc.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

21.State Street Income V.I.S. Fund. "The Fund invests primarily in a variety of investment-grade debt securities, such as ... ." We note the use of "such as." Please revise the Principal Investment Strategies to list all.

Response: The Fund will consider making this change in connection with a future annual update.

22.Indexes are listed under the heading "More on the Underlying Investment Indices of the State Street Total Return V.I.S. Fund." Please clarify how much of the fund's assets will be tracking each index.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

23.State Street Real Estate Securities V.I.S. Fund. "The Fund also may invest to a lesser extent in equity securities and debt securities of issuers outside the real estate industry." Please specify what is meant by "to a lesser extent."

Response: Please see the response to Comment 11(b) above.

24.State Street Total Return V.I.S. Fund. Please clarify whether the following bracketed sentence is part of the fund's principal investment strategy: "The Fund may also invest in repurchase agreements, reverse repurchase agreements, when-issued and delayed delivery securities, and may hold securities that are restricted as to resale. The Fund also may lend its securities."

Response: The Company intends to evaluate its disclosure, and will remove the brackets or remove this disclosure in the registration statement filed under Rule 485(b).

25.Asset Allocation Risk is included under "Additional Information About Risks" on page 47. Please include Asset Allocation Risk as a risk for the State Street Total Return V.I.S. Fund.

Response: The requested change will be made.

26.Apply the Item 4 Diversification Risk comment to the Item 9 disclosure.

Response: The Fund will consider making this change in connection with a future annual update.

27.Apply the China comment to the Emerging Markets Risk in Item 9.

Response: The Funds have reviewed their disclosure and determined not to make any changes at this time.

28.Please revise the Item 9 Interest Rate Risk comment to reflect current market conditions.

Response: The Funds have reviewed their disclosure and determined not to make any changes at this time.

29.Add LIBOR Risk to Item 9, as described above.

Response: The Fund will consider making this change in connection with a future annual update.

30.Please update Market Disruption and Geopolitical Risk in light of the UK's departure from the European Union and the potential risks associated with that development.

Response: In response to this comment, the Company will revise the disclosure under "Market Risk – Market Disruption and Geopoltical Risk" in the "Additional Information about Investment Objectives, Principal Strategies, and Risks – Additional Information About Risks" section of the Prospectus as follows:

At a referendum in June 2016, the United Kingdom (the "U.K.") voted to leave the European Union ("E.U.") thereby initiating the British exit from the E.U. (commonly known as "Brexit"). ~~As of the date of this Prospectus, Brexit has not yet been consummated and there remains uncertainty as to what political and economic arrangements between the U.K. and the E.U. will prevail post-Brexit. The impact of Brexit on the U.K. and European economies and the broader global economy could be significant, resulting in negative impacts on currency and financial markets generally, such as~~In March 2017, the U.K. formally notified the European Council of the U.K.'s intention to withdraw from the EU pursuant to Article 50 of the Treaty on European Union. This formal notification began a multi-year period of negotiations regarding the terms of the U.K.'s exit from the E.U., which formally occurred on January 31, 2020. A transition period will take place following the U.K.'s exit where the U.K. will remain subject to E.U. rules but will have no role in the E.U. law-making process. During this transition period, U.K. and E.U. representatives will be negotiating the precise terms of their future relationship. There is still considerable uncertainty relating to the potential consequences associated with the exit, how the negotiations for the withdrawal and new trade agreements will be conducted, and whether the U.K.'s exit will increase the likelihood of other countries also departing the E.U. Brexit may have a significant impact on the U.K., Europe, and global economies, which may result in increased volatility and illiquidity, new legal and regulatory uncertainties and potentially lower economic growth ~~in markets in the U.K., Europe and globally, which may adversely affect~~for these economies that could potentially have an adverse effect on the value of the ~~Funds'~~Fund's investments. Securities and financial markets may be susceptible to market manipulation or other fraudulent trade practices, which could disrupt the orderly functioning of these markets or adversely affect the values of investments traded in these markets, including investments held by a Fund. To the extent a Fund has focused its investments in the market or index of a particular region, adverse geopolitical and other events could have a disproportionate impact on a Fund.

31.Please update "Market Volatility; Government Intervention Risk" for current market conditions.

Response: Please see the response to Comment 2 above. The Company declines to make any changes to this risk factor.

32.Please confirm for which funds Portfolio Turnover Risk is a principal risk and revise the disclosure as appropriate.

Response: The Company will make the following change to Portfolio Turnover Risk under "Additional Information About Non-Principal Investment Strategies and Risks":

Portfolio Turnover Risk (~~principal risk for principal~~ risk for State Street ~~U.S. Equity V.I.S. Fund, State Street~~ Premier Growth Equity V.I.S. Fund, State Street Small-Cap Equity V.I.S. Fund, State Street S&P 500 Income V.I.S. Fund, State Street U.S. Equity V.I.S. Fund, State Street

Total Return V.I.S. Fund, and State Street Real Estate Securities V.I.S. Fund). A Fund may engage in frequent trading of its portfolio securities. Fund turnover generally involves a number of direct and indirect costs and expenses to a Fund, including, for example, brokerage commissions, dealer mark-ups and bid/asked spreads, and transaction costs on the sale of securities and reinvestment in other securities. The costs related to increased portfolio turnover have the effect of reducing a Fund's investment return, and the sale of securities by a Fund may result in the realization of taxable capital gains, including short- term capital gains, which are taxed to individuals as ordinary income.

33.Temporary Defensive Positions is identified as a principal risk for certain funds. Please delete or explain basis for inclusion of the temporary defensive risk and to which funds it applies.

Response: The Company will make the following change to Temporary Defensive Positions under "Additional Information About Non-Principal Investment Strategies and Risks":

Temporary Defensive Positions(~~risk for principal~~ risk for State Street ~~U.S.~~Premier Growth Equity V.I.S. Fund, State Street ~~Premier Growth Equity V.I.S. Fund, State Street~~ Small-Cap Equity V.I.S. Fund, State Street U.S. Equity V.I.S. Fund, State Street Income V.I.S. Fund, State

Street Total Return V.I.S. Fund, and State Street Real Estate Securities V.I.S. Fund)~~.~~. In response to actual or perceived adverse market, economic, political, or other conditions, a Fund may (but will not necessarily), without notice, depart from its principal investment strategies by temporarily investing for defensive purposes. Temporary defensive positions may include, but are not limited to, cash, cash equivalents, U.S. government securities, repurchase agreements collateralized by such securities, money market funds, and high-quality debt investments. If a Fund invests for defensive purposes, it may not achieve its investment objective. In addition, the defensive strategy may not work as intended.

34."Redemptions In Kind. For redemption requests that exceed $250,000 or 1% of a Fund's net assets, the Fund may require that an Account take a "redemption in kind" upon redemption and may give such Account portfolio securities instead of cash proceeds. In the event a Fund elects to distribute securities in-kind to meet the redemption request, the Fund will distribute a pro rata slice of the Fund's portfolio securities, subject to certain limitations including odd-lot amounts of securities and securities subject to transfer restrictions." Please explain how an insurance company separate account can accept in-kind securities or delete the disclosure.

Response: The Company is not aware of any rule that would prohibit a Fund from satisfying a redemption request by distributing securities in-kind to an insurance company separate account. Although shares of the Funds may not be purchased or sold by individual owners of variable contracts the Company's redemption in kind policy applies indirectly to variable contracts.

35.The following sentence is bracketed in the 485(a) filing: "The State Street Total Return V.I.S. Fund may pay distribution fees and other amounts described in this Prospectus at a time when shares of that Fund are unavailable for purchase." Please confirm whether it applies and clarify what it means.

Response: The Company intends to evaluate its disclosure, and will remove the brackets or remove this disclosure in the registration statement filed under Rule 485(b).

36.SAI

a.Under the heading "Asset Segregation and Coverage," please add disclosure that such practices undertaken by the funds will be consistent with SEC and staff guidance.

Response: The Company respectfully declines to make any changes in response to this comment. The Company evaluates each derivative position of a Fund for purposes of asset segregation (which may be based, in whole or in part, on market value or notional value) based on the nature of a Fund's obligation under the derivative instrument in question in a manner the Company believes is consistent with Investment Company Act Rel. No. 10666 (April 18, 1979) and, to the extent deemed appropriate by the Company, related guidance issued by the staff.

b.Under the heading "Investment Restrictions" please define what vote of a majority of the outstanding voting securities (as defined in the 1940 Act) means.

Response: The Company will add the following disclosure in response to this comment:

The vote of a "majority of the outstanding voting securities" of a Fund is defined in the 1940 Act to mean the vote of the lesser of (1) 67% or more of the voting securities present at a shareholder meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present at the meeting or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund.

c.For Fundamental Investment Restriction number 1 – please provide an explanatory note regarding what the 1940 Act permits.

Response: The Company respectfully declines to make any changes in response to this comment. The Registration Statement is intended to be read by investors, and we believe that, in this instance, references to "applicable law," rather than to specific laws, rules, regulations, orders or interpretations, serve to "promote effective communication between the Fund and prospective investors" (General Instruction C.1(a) to Form N-1A).

d.For Fundamental Investment Restriction number 3 that applies to the Real Estate Securities Fund only, please add a clarifying note that the fund will concentrate in the relevant industry. It is drafted to impermissibly reserve freedom of action to concentrate.

Response: The Company does not intend to make the requested change. The Company believes that the current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Staff guidance thereunder.

Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a "concentration policy"). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Therefore the Company does not intend to make the requested change at this time.

e.Under the heading "Notes to Investment Restrictions for all Funds," please clarify that Fundamental Investment Restriction number 6 is not a time of purchase test.

Response: The Company does not intend to make the requested change. The Company considers the disclosure to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). Guide 19 states "no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant's assets would be invested in such industry. However, when securities of a given industry come to constitute more than 25 percent of the value of the registrant's assets by reason of changes in value of either the concentrated securities or the other securities, the excess need not be sold."

37.On the signature page for the registration statement amendment, please indicate who is the Principal Accounting Officer or Comptroller.

Response: The Company respectfully declines to make any changes in response to this comment. The Company's Chief Financial Officer performs similar functions as a principal financial officer, comptroller or principal accounting officer.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann